Exhibit (11)(y)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Investment Management, LLC

SCHEDULE B

2014 Reimbursement Rates

Expense Deductions (as a percentage of average net assets)

For the year May 1, 2014 through April 30, 2015

Stock Account	0.00032% (corresponds to an annual rate of 0.115%)

Global Equities Account	0.00034% (corresponds to an annual rate of 0.125%)

Growth Account	0.00021% (corresponds to an annual rate of 0.075%)

Equity Index Account	0.00011% (corresponds to an annual rate of 0.040%)

Bond Market Account	0.00030% (corresponds to an annual rate of 0.110%)

Inflation-Linked Bond Account	0.00018% (corresponds to an annual rate of 0.065%)

Social Choice Account	0.00018% (corresponds to an annual rate of 0.065%)

Money Market Account	0.00015% (corresponds to an annual rate of 0.055%)

Date: Effective May 1, 2014 in accordance with prior approval by the CREF Board on March 27, 2014.